UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

noco-noco Inc. (the “Company”) is filing this Form 6-K to announce that amendments have been made to the resolutions that will be tabled and voted upon at the Company’s upcoming Extraordinary General Meeting (the “EGM”), scheduled for October 7, 2024, at 9:00 A.M. (Singapore Time).

As previously announced in the EGM notice published on August 22, 2024, the EGM will take place at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190,

and virtually via webcast at https://edge.media-server.com/mmc/p/duy5fxmp .

The amendments pertain to changes made to Resolution Proposals 1 and 2, as outlined in the Proxy Statements previously distributed to shareholders. The Board has revised the language of these resolutions to specify the exact share consolidation ratio. The detailed wording of these amendments is provided in Exhibit 99.2.

Shareholders intending to participate in the voting process on the day of the EGM must register through the webcast platform by October 3, 2024, 3:00 P.M. Singapore Time (SGT). Further instructions for shareholder action are set forth in Exhibit 99.2.

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release
99.2	Supplemental notice of extraordinary general meeting: EGM Participation and Voting Instructions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: October 2, 2024